DELTA PETROLEUM CORPORATION
                                 Suite 4300
                              475 17th Street
                          Denver, Colorado  80202
                               (303) 293-9133


December 14, 2007


By UPS overnight delivery

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Mr. Ron Winfrey, Petroleum Engineer
      Mail Stop 7010

     Re:  Delta Petroleum Corporation
          Form 10-K for the Fiscal Year ended December 31, 2006
          Filed March 8, 2007
          File No. 000-16203

Dear Mr. Winfrey:

We are in receipt of your comment letter dated September 20, 2007 with regard to the above-referenced filing. Please accept our apology for the delayed response as we only became aware of the existence of the letter on December 3, 2007. We confirm that the names and fax numbers of the individuals listed on your December 3, 2007 resubmission fax cover page are correct and should be used for future correspondence.

Following you will find our detailed responses to each of your comments, all of which is provided to you as supplemental information. Where necessary we have included additional supplemental information as exhibits, as referenced in each of our responses.

RESPONSES TO SEC ENGINEERING COMMENT
------------------------------------
SEC Comment:
Engineering Comments
--------------------

Business, page 4
----------------
Oil and Gas Operations, page 6
------------------------------

7. We note your proved reserve disclosure. Please submit to us the petroleum engineering reports - in hard copy and electronic spreadsheet format - you used as the basis for your 2006 proved reserve disclosures. This material should include:



Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 2 of 4

     Registrant's Response:
     ----------------------

     EXHIBIT A: Three 3-ring binder notebooks entitled: Delta Petroleum Corporation Estimate Reserves and Non-Escalating Remaining Revenue as of December 31, 2006 are enclosed.
         1.  Executive Summary (1" 3-Ring Binder)
         2.  Volume 1 of 2 (2.5" 3-Ring Bind
         3.  Volume 2 of 2 (2.5" 3-Ring Binder)
     An electronic Excel version is also made available in the enclosed CD with the path: SEC Response of 12 2007/Delta Petroleum 12_31_2006 Reserve Report.pdf.

* One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties.

     Registrant's Response:
     ----------------------

     EXHIBIT B: A one-line report re-sorted in the order requested is attached. An electronic Excel spreadsheet is also made available in the enclosed CD with the path: SEC Response of 12 2007/01 General Information/DELTA SORTED PV10 ONELINE sorted by field by PV.xls.

* Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

     Registrant's Response:
     ----------------------

     EXHIBIT C: Totaled income summaries for the following categories are attached: Totals of Proved Developed Producing (PDP), Proved Developed Behind Pipe (PDBP), and Proved Undeveloped (PUD). The relevant pages were taken from Exhibit A and can also be found in the electronic PDF file: SEC Response of 12 2007/01 General Information/Delta Petroleum 12_31_2006 Reserve Report.pdf.

* Individual income forecasts for each of the three largest Rocky Mountain properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD locations/projects

     Registrant's Response:
     ----------------------

     EXHIBIT D: Income summaries for the three largest Rocky Mountain PDP and PUD properties in 2006 are attached. The relevant pages were taken from Exhibit A and can also be found in the electronic PDF file: SEC



Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 3 of 4

     Response of 12 2007/01 General Information/Delta Petroleum 12_31_2006 Reserve Report.pdf. All three of Delta's top Rocky Mountain PUD locations come from Delta's Greentown discovery in Grand County, Utah. AFE's have yet to be prepared for these particular three locations which are not scheduled to be drilled until later in 2008. As a proxy, an Excel spreadsheet summarizing AFE costs for five wells drilled in 2006 and 2007 in Greentown is provided. Additionally, signed copies of these AFE's can be found in Exhibit E Subsection 4.

* Engineering exhibits (i.e. narratives, maps, rate/time plots, volumetric calculations, material balance data) for each of these six largest properties. Please ensure that base maps for each property's field identify location, zone, producing status and operator for existing well and PUD locations.

     Registrant's Response:
     ----------------------

     EXHIBIT E: Reserves engineering backup data for the six largest properties is submitted under Exhibit E. Exhibit E is subdivided into Subsections 1 through 4. Each subsection leads off with an engineering narrative. Subsection 1 through 3 correspond to each of the three PDP's, Subsection 4 groups the three PUD's which are in the same area. These subsections correspond to the following subdirectories in the enclosed CD: 02 PDP-1 Howard Ranch Diamond State 36-13; 03 PDP-2 West Madden Federal 6-27; 04 PDP-3 Vega Federal 35-13; and 05 PUDs-1,2,3 Greentown Wells. Within each section, each exhibit is marked in red with a two-letter designation to assist you in locating the particular corresponding electronic file on the CD.

* An update for all Rocky Mountain PUD locations you have drilled since year-end 2006: pre-drill PUD reserves and estimated capital costs; post-drill production; proved reserve and capital cost figures; and any other data that you consider pertinent.

     Registrant's Response:
     ----------------------

     EXHIBIT F: A year-end 2006 Rocky Mountain PUD post-drill analysis is attached. An electronic Excel version is also made available in the enclosed CD with the path: SEC Response of 12 2007/01 General Information/Rocky Mountain PUD Post Drill Analysis.xls.

* Narratives and engineering exhibits for the three largest - in all geographic segments - 2006 reserve extensions and/or discoveries. You may contact us for assistance in this or any other matter.




Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 4 of 4

     Registrant's Response:
     ----------------------

     EXHIBIT G: Reserves engineering backup data for the three largest reserve extensions / discoveries for 2006 is submitted under Exhibit G. Exhibit G is subdivided into Subsections 1 and 2. Each subsection leads off with an engineering narrative. Subsection 1 discusses the ATP 592P while Subsection 2 discusses two Midway Loop PUD's, Baxter A-141 1-H and Carter A-144 1-H. These subsections correspond to the following subdirectories in the enclosed CD: 06a Australian Property (2006 Extension); 06b Midway Loop - Austin Chalk Property (2006 Extension). Please note that an AFE for the Baxter A-141 1-H is included. A Carter A-144 1-H AFE has not yet been generated. However, it should be identical to the Baxter.



REGISTRANT'S CLOSING COMMENTS
-----------------------------

We acknowledge a) that the company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested. Should you find that we have omitted information you need or should you have additional questions or comments, please feel free to contact me at 303-575-0304.

                                   Regards,


                                   /s/ Kent B. Lina
                                   Kent B. Lina,
                                   Sr. Vice President - Corporate Engineering


Enclosures

CC:  Ronald L. Levine, Partner II - Davis, Graham and Stubbs LLP
     (Outside Legal Counsel)
     Greg Raih, Partner - KPMG, LLP (Independent Audit Firm)
     Allen Barron, Principal - RE Davis (Independent Reserve Engineers)